Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


[Slide 1] - United States Steel - Financial Review - Gretchen R. Haggerty

[Slide 2] - Financial Review
-    Financial Results
-    Key Business Drivers
-    Other Key Financial Strengths
-    Restructuring Overview

[Slide 3] - Operational & Financial Factors ($ Millions)
                                   Year 2000      1 Qtr. 2001
Shipments - Domestic                10,756*         2,432*
Shipments - USSK                      317*           749*
Average Realized Price/Ton - Domestic $450           $439
Average Realized Price/Ton - USSK     $269           $293

Operating Profit (Loss)/Ton - Domestic $2           ($62)
Operating Profit (Loss)/Ton - USSK     $6            $55

Adjusted Net Income (Loss)            $77           ($98)
 - Per Diluted Share                  $.78         ($1.12)
Net Income (Loss)                    ($21)            $9
 - Per Diluted Share                 ($.33)          $.08

*Shipments in Thousands of Net Tons

                                  2 Qtr. 2001
Shipments - Domestic                 2,611*
Shipments - USSK                     1,069*
Average Realized Price/Ton - Domestic $429
Average Realized Price/Ton - USSK     $249

Operating Profit (Loss)/Ton - Domestic$(26)
Operating Profit (Loss)/Ton - USSK    $38

Adjusted Net Income (Loss)           ($30)
 - Per Diluted Share                 ($.36)
Net Income (Loss)                    ($30)
 - Per Diluted Share                 ($.36)

*Shipments in Thousands of Net Tons

[Slide 4] - Dividend Yield Comparison (as of July 31, 2001)
- On April 24th and July 31st, a dividend of 10 cents per share on U. S. Steel Group Common Stock was announced, a decrease of 15 cents per share
-    U. S. Steel              2.0%
-    Nucor                    1.4%
-    A. K. Steel              0%
-    Bethlehem Steel          0%
-    National Steel           0%
-    LTV                      0%
-    S&P Average              1.3%

[Slide 5] - Financial Review
-    Financial Results
-    Key Business Drivers
-    Other Key Financial Strengths
-    Restructuring Overview

[Slide 6] - Key Business Drivers
-    Commercial Prices
-    Shipments
-    Spending

[Slide 7] - Gross Domestic Product - 2000-2002
Seasonally Adjusted Annual Rates
1Q 2000   4.8
2Q 2000   5.6
3Q 2000   2.2
4Q 2000   1.0
Avg.      5.0

1Q 2001   1.2
2Q 2001   0.7
3Q 2001   2.0
4Q 2001   3.0
Avg.      1.8

1Q 2002   3.3
2Q 2002   3.4
3Q 2002   3.5
4Q 2002   3.5
Avg.      3.0

Source: Blue Chip

[Slide 8] - Domestic Steel Market - Million Tons
1997 Shipments 106
     Imports   31.2
1998 Shipments 102
     Imports   41.5
1999 Shipments 106
     Imports   35.7
2000 Shipments 110
     Imports   38.0
2001*Shipments 105
     Imports   27.7
*Forecast
Source: AISI & USS Marketing Research

[Slide 9] - Domestic Segment - Average Transaction Dollar/NT
1995 466
1996 467
1997 479
1998 469
1999 420
2000 450
1Q 2001     439
2Q 2001     429

[Slide 10] - USSK Segment - Average Transaction Dollar/NT
2000*       269
1Q 2001     293
2Q 2001     249
*Represents the operations following the acquisition of the steelmaking operations and related assets of VSZ a.s. on November 24, 2000.

[Slide 11] - U. S. Steel Shipments - 1995-2001 - (Millions of Net Tons)
-    1995 - 11.4
-    1996 - 11.4
-    1997 - 11.6
-    1998 - 10.7
-    1999 - 10.6
-    2000 - 11.1 (including USSK and Domestic)
-    Forecast 2001 - 14.0-14.5 (including USSK and Domestic)

[Slide 12] - Prime Steel Order Rate Trend as Percent of Domestic USS Raw Steel Capacity - Five Week Moving Average 2001 YTD vs. 2000 - graph of percent shipping capacity from domestic USS Raw Steel for Weeks beginning Dec. 31, Jan. 28, Feb. 25, Mar. 25, Apr. 22, May 20, June 17, July 15, Aug. 12, Sep. 9, Oct.
7, Nov. 4, and Dec. 2

[Slide 13] - Domestic Segment Operating Rate - Percent of Production Capability 1995 97%
1996 89%
1997 97%
1998 88%
1999 94%
2000 89%
1Q 2001     83%
2Q 2001     82%

[Slide 14] - USSK Segment Operating Rate - Percent of Production Capability
2000*       80%
1Q 2001     86%
2Q 2001     101%
*Represents the operations following the acquisition of the steelmaking operations and related assets of VSZ a.s. on November 24, 2000.

[Slide 15] - Natural Gas - Average Price - 1999-2001
(Dollars per mmbtu)
1999           2.27
1Q 2000        2.52
2Q 2000        3.47
3Q 2000        4.27
4Q 2000        5.29
1Q 2001        7.09
2Q 2001        4.67

Source: NYMEX

[Slide 16] - Domestic Segment - Natural Gas Average Daily Volume - 1999-2001 - bar chart of mmbtu for 1999, 1Q through 4Q 2000, and 1Q and 2Q 2001

[Slide 17] - U. S. Steel - Capital Spending - bar chart
1995 324 Core Spending
1996 337 Core Spending
1997 261 Core Spending
1998 310 Core Spending
1999 287 Core Spending
2000 244 Total - made up of 140 Core Spending, 47 Caster Buyout, 51 Former
Leases
2001* 325 Total - made up of 79 Core Spending, 48 Caster Buyout, USSK and Second Half Forecast
*Forecast

[Slide 18] - U. S. Steel - Capital Spending vs. Depreciation - bar chart
1995 324 Core Spending
1996 337 Core Spending
1997 261 Core Spending
1998 310 Core Spending
1999 287 Core Spending
2000 244 Total - made up of 140 Core Spending, 47 Caster Buyout, 51 Former
Leases
2001* 325 Total - made up of 79 Core Spending, 48 Caster Buyout, USSK and Second Half Forecast
*Forecast
Depreciation line through bar chart

[Slide 19] - Cost Improvements
- Domestic Segment - $30/ton over next three years and $300 million annual savings
-    USSK Segment - $20/ton target for year 2001

[Slide 20] - Sensitivity Analysis on Key Performance Drivers
Key Domestic Performance Driver              Estimated Impact on EBITDA
$10/ton increase in steel price                   $140 mm
100,000 tons changed in volume                    $10 mm
$1/mmbtu decrease in natural gas price            $50 mm

[Slide 21] - Financial Review
-    Financial Results
-    Key Business Drivers
-    Other Key Financial Strengths
-    Restructuring Overview

[Slide 22] - Our Pension Plan is Fully-Funded

[Slide 23] - VEBA
-    Voluntary Employee Benefit Association
     - Dedicated Trust to secure payment of heath care & life insurance benefits for our Union Retirees
-    $500 million tax-deductible contribution to VEBA in December 2000
     - Earned us the right to pay benefits from the VEBA Assets

[Slide 24] - VEBA - 2001 Estimated Financial Effects
-    Reduced Other Post-Retirement expenses by approximately $37 million
-    Increased Interest Expense by $30 million
-    Reduced cash payments for benefits by approximately $138 million
- Under tax allocation policy, Steel received $175 million cash-flow benefit in 1st quarter 2001

[Slide 25] - Improve Balance Sheet Leverage - A range of deleveraging opportunities exist to strengthen our balance sheet
-    Improved working capital management
-    Tax settlement estimated to be in excess of $300 million at 12/31/01
- Increased cash flow from cost reduction initiatives and improving market conditions
-    Ability to adjust capital spending program based on business conditions
-    Asset monetization opportunities
Our goal is to achieve investment grade ratings.

[Slide 26] - Financial Review
-    Financial Results
-    Key Business Drivers
-    Other Key Financial Strengths
-    Restructuring Overview

[Slide 27] - Separation Capital Structure Issues
- Marathon will remain legally obligated for virtually all of the existing USX debt except for the $325 million USSK debt
-    Terms of separation require $900 million value transfer from Marathon to
     U. S. Steel
- After separation, U. S. Steel's indebtedness and other obligations will equal attributed debt less $900 million
- Despite the value transfer, U. S. Steel is expected to have a funding need. The Senior Notes addressed a portion of this funding need

[Slide 28] - Sources and Uses as of March 31, 2001 - Dollars in Millions
Sources:
Assumed Industrial Revenue Bonds   $479
Assumed Capital Leases             $92
Assumed USSK Loan Facility         $325
New Senior Notes                   $380
Additional Financing (1)      $331
Value Transfer -
Equity from Marathon               $900
Cash                          $144
Total Sources                 $2,651

Uses:
Debt attributed to United
States Steel                  $2,236
Preferred securities of
subsidiaries                  $249
6.5% Preferred Stock               $121
Separation costs                   $27
Other                              $18
Total Uses                         $2,651

(1) May include a combination of additional senior notes, lease financings, secured accounts receivable and/or inventory financings, and new preferred or other security offerings.

[Slide 29] - Pro Forma Capital Structure - As of March 31, 2001 - Dollars in millions - (Title, Actual 3/31/01, Pro Forma 3/31/01, Pro Forma percent of capital structure)
Cash ($180, $36, 0)
Debt:
New A/R Facility (1) (0,0,0)
New Inventory Facility (2) (0,0,0)
Assumed Industrial Revenue Bonds (0,$479,11.1 percent)
Assumed Capital Leases (0,$92,2.1 percent)
Senior Notes (0,$380,8.8 percent)
Assumed USSK Loan Facility (0,$325,7.5 percent)
Additional Financing (3) (0,$331,7.7 percent)
Debt Attributed to United States Steel ($2,236,0,0)
Total Debt ($2,236,$1,607,37.3 percent)
Preferred Securities of Subsidiaries ($249,0,0)
Shareholders' Equity ($1,901,$2,702,62.7 percent)
Total Capitalization ($4,386,$4,309,100 percent)
Market Capitalization (4) (0,$1,788,0)
Enterprise Value (4) (0,$3,359,0)

(1)  Anticipated facility of at least $350 million facility at 12/31/01.
(2)  Anticipated facility of at least $400 million facility at 12/31/01.
(3) May include a combination of additional senior notes, lease financings, secured accounts receivable and/or inventory financings, and new preferred or other security offerings.
(4)  As of 7/2/01.

[Slide 30] - Strong Liquidity Position
-    "Target" Inventory Facility availability - at least $400 million
-    "Target" Accounts Receivable Facility availability - at least $350 million
-    No near term pension funding requirements - $2.4 billion surplus
-    Reduced near-term steelworker OPEB funding requirements
-    Tax settlement estimated to be in excess of $300 million at 12/31/01
- $1.8 billion equity market capitalization with access to public equity markets
- Large asset base with potential monetization opportunities - Tubular, Real Estate/Resource Management, and Raw Materials

[Slide 31] - Large Asset Base - Dollars in millions - As of 3/31/01
PP&E                $3,067.0
Accounts Receivable $974.0
Inventory           $957.0
Total Tangible Assets    $4,998.0
Pro Forma Debt      $1,607.0
Tangible Assets/Debt     3.1x

[Slide 32] - Results of Senior Note Offering
-    Sold $385 million of Bonds - Discounted Cash Value = $380 million
-    Interest Rate of 10.75 percent yield of 11 percent
-    Priced on July 24, 2001
-    Due August 1, 2008
-    Exploring opportunities for an additional $331 million as of March 31, 2001

[Slide 33] - United States Steel - Financial Review - Gretchen R. Haggerty